

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Matthew Walters
Chief Executive Officer
JAWS Spitfire Acquisition Corp
1601 Washington Avenue, Suite 800
Miami Beach, FL 33139

> **Re: JAWS Spitfire Acquisition Corp**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed June 29, 2021**
>   **File No. 333-256057**

Dear Mr. Walters:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed June 28, 2021

Selected Historical Financial Information of Velo3D
Adjusted EBITDA as a percent of revenue, page 24

1.   Regarding your disclosure of Adjusted EBITDA as a percent of revenue presented hereunder and elsewhere in your filing, please present with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Include a reconciliation to such GAAP measure. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K and footnote 27 of the SEC's Adopting Release titled "Conditions for Use of Non-GAAP Financial Measures" (Release No. 33-8176).

Information About Velo 3D
Industry Background, page 203

2.   We note your response to prior comment 14. Please disclose the third-party sources from which you obtained information about the high-value metal parts and high-value metal AM markets.

Velo3D, Inc. Condensed Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition
Recurring Payment (operating lease revenue from customers), page F-49

3.   We note on page 203 that recurring payment transactions fall into two categories: a leased 3D printer transaction and a sale and utilization fee model. Please separately address each category of recurring payment transactions, including the respective variable consideration. Additionally, tell us why revenue recognition commences upon completion of the site acceptance test under the recurring payment model but upon shipping point or delivery to the customer destination in a sale of the 3D Printer and bundled software (i.e., before the site acceptance test).

13. Equity Instruments
Rights, Preferences and Privileges of Redeemable Convertible Preferred Stock
Anti-dilution Provisions, page F-88

4.   Please make clear if the anti-dilution provisions as described hereunder constitute standard or down-round provisions. In the case of the latter, please disclose whether they were triggered for the Series A, B and C convertible preferred stock when the Series D convertible preferred stock were issued and how they were given effect in the historical and pro forma financial statements. In this regard, we note the conversion of Redeemable Convertible Preferred Stock into common stock at a conversion ratio of 3:1 upon the issuance of Series D Redeemable Convertible Preferred Stock (F-86). At December 31, 2019, the conversion ratio was 1:1 for all series (F-87).

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 55-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christian Nagler, Esq.